July 9, 2026

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str.
19002 Paiania, Athens, Greece

        Re: Rubico Inc.
            Registration Statement on Form F-3
            Filed July 01, 2026
            File No. 333-297207
Dear Nikolaos Papastratis:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Will Vogel